05038669

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: San Jacinto Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5949 Sherry Lane, Suite 960
(No. and Street)

Dallas (City) Texas (State) 75225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Sterling (214) 696 - 1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2705 Swiss Avenue (Address) Dallas (City) Texas (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Sterling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of San Jacinto Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA L. MORENO NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-12-2007

Signature

FINANCIAL PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAN JACINTO SECURITIES, INC.

December 31, 2004

FINANCIAL STATEMENTS

San Jacinto Securities, Inc.

FINANCIAL STATEMENTS

December 31, 2004

TABLE OF CONTENTS

DAVIS CLARK
& COMPANY

Independent Auditor's Report

Board of Directors
San Jacinto Securities, Inc.
5949 Sherry Lane, Suite 960
Dallas, Texas 75225

We have audited the accompanying statement of financial condition of San Jacinto Securities, Inc. as of December 31, 2004, and the related statements of income, of changes in stockholders' equity, of cash flows, and of changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Jacinto Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark & Company

January 21, 2005

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

Certified Public Accountants • A Professional Corporation
2705 Swiss Avenue • Dallas, Texas 75204 • T: 214.824.2556
F: 214.823.9367 • www.texascpa.com

San Jacinto Securities, Inc.
Statement of Financial Condition
December 31, 2004

Exhibit A

ASSETS

Cash and money market accounts	$	127,825
Receivables from brokers or dealers		
Clearance account		105,169
Securities owned (at market value)		130,721
Property, furniture, equipment and leasehold improvements (at cost net of accumulated depreciation of $112,492)		8,264
Note receivable (related party)		223,375
Accrued interest on note receivable		8,749
Other assets		
Miscellaneous		18,270
Total assets	$	622,373

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$	52,581
Total liabilities		52,581
Stockholders' equity		
Common stock (.10 par value, 30,000 shares authorized, 21,560 shares issued and outstanding)		2,156
Additional paid-in capital		47,844
Retained earnings		519,792
Total stockholders' equity		569,792
Total liabilities and stockholders' equity	$	622,373

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.
Statement of Income
Year Ended December 31, 2004

Exhibit C

Revenues	
Commissions	$ 1,914,189
Gain on firm securities trading accounts	26
Interest	48,375
Other income	3,798
Total revenues	1,966,388
Expenses	356,771
Salaries and other employment costs for voting stockholders/officers	803,396
Other employee compensation and benefits	202,781
Clearance and registration fees	496, 212
Other expenses	1,859,160
Total expenses	
Net income	$ 107,228
Income per share	$ 4.97

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc. Exhibit E

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2004

Balance, December 31, 2003	$ - 0 -
Change during year	- 0 -
Balance, December 31, 2004	$ - 0 -

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.
Notes to the Financial Statements
December 31, 2004

1. Summary of Significant Accounting Policies (cont'd)

F. Accounting Estimates and Assumptions

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates and assumptions primarily relate to valuation and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. Significant estimates and assumptions are the lives used to depreciate fixed assets and the valuation of securities owned. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied.

G. Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers and Dealers

Pursuant to a correspondent agreement with Southwest Securities, Inc., all customer accounts are forwarded to Southwest Securities, Inc. on a fully disclosed basis. San Jacinto Securities, Inc. has a $105,169 clearing deposit with Southwest Securities, Inc.

3. Federal Income Tax

Effective January 1, 1990, the Company elected to be taxed as a Subchapter S Corporation. Had the election not been made, the company would have had a income tax expense of approximately $18,211. There is no substantial difference between the book basis and tax basis of net assets.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

In addition, the net capital rule provides that equity capital may not be withdrawn or cash dividends paid if resulting aggregate indebtedness to net capital ratio would be less than 10 to 1 or net capital is reduced below the minimum required net capital. At December 31, 2004, the Company's total net capital as defined by rule 15c3-1 was as follows:

5. Commitments and Concentrations of Credit Risk (cont'd)

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Employee Benefit Plan

Effective June 30, 1992, the Company adopted a Simplified Employee Pension Plan covering substantially all employees. During 2004, the Company contributed $ - 0 - to the plan.

7. Retained Earnings

The Company's retained earnings are segregated into two classifications. One classification discloses the balance of retained earnings up to the effective date of the "S" Corporation election, reduced by subsequent distributions. The second classification, Accumulated Adjustment Account, represents the undistributed previously taxed income of the shareholders.

The balance of retained earnings at December 31, 2004 consists of the following:

Retained Earnings (prior to January 1, 1990)	$ 7,450
Accumulated Adjustment Account	512,342
Total	$ 519,792

8. Fair Value of Financial Instruments

Cash, money market funds, receivables, payable to brokers/dealers accounts payable and accrued liabilities approximate their respective fair values as of December 31, 2004 due to the short maturity of these instruments or their being recorded at quoted market value.

9. Related Party

As of December 31, 2004, the Company had a note receivable with the majority owner amounting to $223,375. Interest on this note is 4% per annum and the unpaid principle and accrued interest is due on January 2, 2006.

10. Subsequent Event

Subsequent to December 8, 2004, the Board approved a $50,000 distribution to shareholders.

San Jacinto Securities, Inc.
Reconciliation of Net Capital Computation
Pursuant to Rule 17a-5d4
December 31, 2004

Schedule 2

	Per Focus Report	(1) Adjustments	Per Audit Report
Net Capital	$ 323,520	($ 15,000)	$ 308,520

1) To accrue 2004 year end bonus paid in 2005.

The accompanying notes are an integral part of this schedule.